

March 31, 2011

Kevin B. Halter, Jr.
President, Chief Financial Officer, Secretary and Director
SMSA Kerrville Acquisition Corp.
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

> **Re: SMSA Kerrville Acquisition Corp.**
> **Amendment No. 1 to Form 10-12g**
> **Filed March 23, 2011**
> **File No. 000-54275**

Dear Mr. Halter:

We have reviewed your amended filing and response letter each filed on March 23, 2011 and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 1

History, page 1

1. On page 1 you state that "On December 15, 2010 we entered into a stock exchange agreement pursuant to which the Company agreed to issue 9,500,000 shares of restricted common stock to Kevin B. Halter, Jr. for all the issued and outstanding shares of STC EDGAR, Inc." We note that this is in accordance with the Share Exchange Agreement, dated December 15, 2010, filed as Exhibit 10.1 to your Form 10. However, you disclose on page 3 of your Form 10 that "In November 2010 the Company formed STC Edgar, Inc. as a wholly-owned Texas corporation" and that STC Edgar will obtain its business operations by contribution, for no consideration, from Securities Transfer Corporation's STC Edgar division. This disclosure on page 3 appears to be at odds with both the Share Exchange Agreement and your disclosure of the registrant's history on page 1. Please revise your disclosures as necessary to reconcile these apparent inconsistencies. In addition, please revise your disclosure to more clearly differentiate your wholly-owned subsidiary, STC Edgar, Inc., from the STC Edgar division of Securities Transfer

Corporation and specify the entity with which you engaged in the reverse merger in December 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Ronald L. Brown
        Andrews Kurth LLP
        1717 Main Street, Suite 3700
        Dallas, TX 75201